UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ____)

Camden National Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number)

12/31/08

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133034108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth C. Dickey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) / /
(b) / /
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 500
	6.	Shared Voting Power 394,202
	7.	Sole Dispositive Power 500
	8.	Shared Dispositive Power 394,202

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 394,702
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 133034108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Prudence G. Dickey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) / /
(b) / /
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 394,202
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 394,202

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 394,202
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 133034108
Item 1.
(a)	Name of Issuer Camden National Corporation
(b)	Address of Issuer’s Principal Executive Offices Two Elm Street Camden, Maine 04843
Item 2.
(a)	Name of Person Filing 1. Kenneth C. Dickey 2. Prudence G. Dickey
(b)	Address of Principal Business Office or, if none, Residence 293 Pesaro Drive, North Venice, Florida 34275-6670
(c)	Citizenship Kenneth C. Dickey and Prudence G. Dickey are citizens of the United States.
(d)	Title of Class of Securities Common Stock, no par value
(e)	CUSIP Number 133034108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Kenneth C. Dickey
	(a)	Amount beneficially owned: 394,702
	(b)	Percent of Class: 5.2%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 500
(ii) Shared power to vote or to direct the vote: 394,202
(iii) Sole power to dispose or to direct the disposition of: 500
(iv) Shared power to dispose or to direct the disposition of: 394,202
Prudence G. Dickey
	(a)	Amount beneficially owned: 394,202
	(b)	Percent of Class: 5.2%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 394,202
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 394,202

The Dickey Charitable Remainder Trust Trust, of which Kenneth C. Dickey is the sole trustee, holds 500 shares of common stock.  Kenneth C. Dickey, as trustee, has sole voting and investment power with respect to all shares held by such entity.  Kenneth C. Dickey and Prudence G. Dickey act as co-trustees for the Kenneth C. Dickey Trust Dated 9-25-08 and the Prudence G. Dickey Trust Dated 9-25-08, each of which holds 69,500 shares of common stock.  Kenneth C. Dickey and Prudence G. Dickey, as co-trustees, share voting and investment power with respect to all shares held by such entities.  In addition to the shares held in the trusts, Kenneth C. Dickey and Prudence G. Dickey jointly own 255,202 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2009

By:	/s/ Kenneth Dickey
Kenneth C. Dickey

By:	/s/ Prudence G. Dickey
Prudence G. Dickey

EXHIBIT 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 15, 2009

By:	/s/ Kenneth Dickey
Kenneth C. Dickey

By:	/s/ Prudence G. Dickey
Prudence G. Dickey